Exhibit 99.1

WalkMe Ltd. Announces Second Quarter 2022 Financial Results

         ●   DAP customers grew to 142 and ARR from DAP Customers grew 60% year-over-year

●   Second Quarter Subscription revenue grew 28% year-over-year to $54.2 million

SAN FRANCISCO, August 11, 2022 -- WalkMe Ltd. (NASDAQ:WKME), a leading provider of digital adoption solutions, today announced financial results for its second quarter ended June 30, 2022.

“Driving digital adoption of business workflows has never been more important for organizations across the globe in order to stay competitive and drive higher ROI in a challenging environment," said Dan Adika, CEO of WalkMe. "I'm pleased with the strong results of the company highlighted by 60% growth in ARR from our DAP customers who have broadly adopted our platform and are innovators driving greater value for their organizations.”

Second Quarter 2022 Financial Highlights:

●	Revenue. Total revenue was $59.9 million in the second quarter of 2022, an increase of 28% year-over-year. Subscription revenue was $54.2 million, an increase of 28% year-over-year.
●	Annualized Recurring Revenue (ARR)*: ARR grew 29% year-over-year to $246 million as of June 30, 2022.
●	Remaining Performance Obligation (RPO): was $346 million as of June 30, 2022, an increase of 33% year-over-year.
●	GAAP Operating Loss: was $31.2 million in the second quarter of 2022, or 52% of total revenue, compared to $17.8 million, or 38% of total revenue, in the second quarter of 2021.
●	Non-GAAP Operating Loss*: was $16.7 million in the second quarter of 2022, or 28% of total revenue, compared to $11.7 million, or 25% of total revenue, in the second quarter of 2021.
●
Cash Flow: Net cash used in operations in the second quarter of 2022 was $10.0 million, or 17% of total revenue, compared to $6.2 million used in operations or 13% of total revenue, in the second quarter of 2021.

●	Free Cash Flow*: was negative $12.2 million in the second quarter of 2022, or 20% of total revenue, compared to negative $7.4 million, or 16% of total revenue, in the second quarter of 2021.
●	Cash, Cash Equivalents, and Short-term Deposits were $317.9 million as of June 30, 2022.

“Our customers are seeing the value of our platform to drive business process efficiencies, which resulted in strong subscription revenue growth of 28%. In addition, our operational focus drove significant margin improvement quarter-over-quarter," said Andrew Casey, CFO of WalkMe. "We will continue to focus on our shift up market to serve customers with greater than 500 employees, while driving improving operational efficiencies throughout 2022. As a result of the improved non-GAAP operating margins, our goal is to achieve positive free cash flow during 2023."

Second Quarter and Recent Business Highlights:

●
In the second quarter, WalkMe added eight net new Enterprise-Wide DAP* customers for a total of 142, representing DAP customer count growth of 38% year-over-year. ARR* from DAP* customers grew 60% year-over-year.

●	Customers with over $100,000 in ARR* grew 23% year-over-year to 490 and customers with over $1 million in ARR grew 19% year-over-year to 31.
●
In the fourth quarter of 2021, WalkMe updated and enhanced its third-party data sources for identifying customers with 500 or more employees and as a result now captures a greater number of customers in this category in the same period compared to the previous methodology. ARR* from customers with 500 or more employees grew 31% year-over-year and represented 88% of total ARR* without the new data sources. With the new data sources, ARR* from customers with 500 or more employees is now greater than 93% of total ARR*.

●	WalkMe strengthened its executive bench with the appointments of Scott Little, Chief Revenue Officer, and Adriel Sanchez, Chief Marketing Officer.
●	Expanded partnership with Deloitte through a strategic alliance with Deloitte Canada to bring digital adoption best practices to Canadian enterprises.

Financial Outlook:

For the third quarter of 2022, the Company currently expects:

●	Total revenue of $62.5 to $63.5 million, representing a growth rate of 24% to 25% year-over-year
●	Non-GAAP operating loss* of $16.5 to $15.5 million

For the full year 2022, the Company currently expects:

●	Total revenue of $246 to $249 million, representing a growth rate of 27% to 29% year-over-year
●	Non-GAAP operating loss* of $68 to $65 million

*The section titled “Non-GAAP Financial Measures and Key Performance Indicators” below contains a description of the non-GAAP financial measures discussed in this press release and reconciliations between historical GAAP and non-GAAP information are contained in the tables below. The Company is unable to provide a reconciliation of non-GAAP Operating Income (Loss) to Operating Income (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort, because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, predicting forward-looking share-based compensation. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Non-GAAP Financial Measures and Key Performance Indicators” in this press release.

Conference Call Information:

WalkMe will host a conference call and live webcast for analysts and investors at 5:00 a.m. Pacific Time on August 11, 2022. The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. Interested parties can access the call by dialing US Toll Free: (800) 289 - 0720, using the passcode 9182251.

A live webcast of the conference call will be accessible on the WalkMe investor relations website at https://ir.walkme.com.

Approximately one hour after completion of the live call and for at least 30 days thereafter, an archived version of the webcast will be available on the Company’s investor relations website at https://ir.walkme.com.

Supplemental Financial and Other Information:

We intend to announce material information to the public through the WalkMe Investor Relations website at ir.walkme.com, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-GAAP Financial Measures and Key Performance Indicators:

In addition to our financial results reported in accordance with GAAP, this press release and the accompanying tables and related presentation materials may contain one or more of the following non-GAAP financial measures: Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Income (Loss), Non-GAAP Operating Margin, Non-GAAP Net Income (Loss) attributable to WalkMe Ltd., Non-GAAP Net Income (Loss) per share attributable to WalkMe Ltd. and Free Cash Flow, all of which are non-GAAP financial measures. We believe that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures have limitations as analytical tools and may differ from similarly titled measures presented by other companies. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. We define Non-GAAP Gross Profit as gross profit excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Gross Profit with traditional GAAP measures to evaluate our financial performance. Non-GAAP Gross Margin is calculated as a percentage of revenues.

Non-GAAP Operating Income (Loss) and Non-GAAP Operating Margin. We define Non-GAAP Operating Income (Loss) as income (loss) from operations excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. Non-GAAP Operating Margin is calculated as a percentage of revenues.

Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. We define Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. as Net Income (Loss) attributable to WalkMe Ltd. excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. with traditional GAAP measures to evaluate our financial performance. Non-GAAP Net Income (Loss) per Share attributable to WalkMe Ltd. is calculated based on ordinary shares outstanding after accounting for the exchange of our outstanding convertible preferred shares into ordinary shares as though such event had occurred at the beginning of the periods.

Free Cash Flow. We define Free Cash Flow as net cash provided by (used in) operating activities, less cash used for purchases of property and equipment and capitalized internal-use software costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Our Free Cash Flow may vary from period to period and be impacted as we continue to invest for growth in our business.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

ARR. We define ARR as the annualized value of customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. In addition, the amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades, downgrades or other changes in pending renewals, as well as the effects of professional services revenue and acquisitions or divestitures. As a result, ARR should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

Enterprise-Wide DAP Customers: We define Enterprise-Wide DAP Customers as those who have purchased enterprise-wide subscriptions or who have department-wide usage of our Digital Adoption Platform across four or more applications.

Special Note Regarding Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to, statements regarding our current expectations and views of future events, statements regarding the Company’s future financial results and guidance, and expectations regarding our revenue, operating loss and free cash flow. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability; the impact of the COVID-19 pandemic or adverse macro-economic changes on our business, financial condition and results of operations; the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions; our estimates of, and future expectations regarding, our market opportunity; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners; the effects of increased competition in our target markets and our ability to compete effectively; our ability to attract and retain new customers and to expand within our existing customer base; the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs; the percentage of our remaining performance obligations that we expect to recognize as revenue; our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so; our relationships with, and dependence on, various third-party service providers; our dependence on our management team and other key employees; our ability to maintain and enhance awareness of our brand; our ability to offer high quality customer support; our ability to effectively develop and expand our marketing and sales capabilities; our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations; the sustainability of, and fluctuations in, our gross margin; risks related to our international operations and our ability to expand our international business operations; the effects of currency exchange rate fluctuations on our results of operations; challenges and risks related to our sales to government entities; our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements; our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein; our ability to maintain the security and availability of our platform, products and solutions; our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future; changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns; risks related to political, economic and security conditions in Israel; the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; factors that may affect the future trading prices of our ordinary shares; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on form 20-F filed with the Securities and Exchange Commission on March 24, 2022, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About WalkMe

WalkMe’s cloud-based Digital Adoption Platform enables organizations to measure, drive and act to ultimately accelerate their digital transformations and better realize the value of their software investments. Our code-free platform leverages our proprietary technology to provide visibility to an organization’s Chief Information Officer and business leaders, while improving user experience, productivity and efficiency for employees and customers. Alongside walkthroughs and third-party integration capabilities, our platform can be customized to fit an organization’s needs.

Media Contact:
Christina Knittel
press@walkme.com

Investor Contact:
John Streppa
investors@walkme.com

WalkMe Ltd.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share data; unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Revenues
Subscription	$54,200	$42,211	$105,589	$80,685
Professional services	5,742	4,591	11,201	8,771
Total revenues	59,942	46,802	116,790	89,456

Cost of revenues
Subscription(1)(2)	6,696	5,784	13,571	11,473
Professional services(1)	7,394	5,409	14,287	10,489
Total cost of revenues	14,090	11,193	27,858	21,962

Gross profit	45,852	35,609	88,932	67,494

Operating expenses
Research and development(1)	16,120	11,554	31,595	21,976
Sales and marketing(1)	43,113	29,405	85,192	54,540
General and administrative(1)(2)	17,850	12,488	33,018	21,861
Total operating expenses	77,083	53,447	149,805	98,377
Operating loss	(31,231)	(17,838)	(60,873)	(30,883)
Financial income, net	551	2	1,127	47
Loss before income taxes	(30,680)	(17,836)	(59,746)	(30,836)
Income taxes	(479)	(798)	(1,158)	(1,202)
Net loss	(31,159)	(18,634)	(60,904)	(32,038)
Net loss attributable to non-controlling interest	(91)	(375)	(349)	(621)
Adjustment attributable to non-controlling interest	(3,174)	4,287	(9,632)	15,103
Net loss attributable to WalkMe Ltd.	$(27,894)	$(22,546)	$(50,923)	$(46,520)
Net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.33)	$(0.90)	$(0.60)	$(2.38)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	84,727,799	24,960,581	84,348,046	19,509,660

(1) Includes share-based compensation expense as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Cost of subscription revenues	$279	$88	$539	$142
Cost of professional services	681	191	1,272	314
Research and development	2,074	811	3,640	1,282
Sales and marketing	4,645	1,262	8,457	2,055
General and administrative	5,739	3,733	10,386	5,824
Total share-based compensation expense	$13,418	$6,085	$24,294	$9,617

(2) Includes amortization and impairment of acquired intangibles as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Cost of revenues	$176	$56	$352	$56
General and administrative	979	-	979	-
Total amortization and impairment	$1,155	$56	$1,331	$56

WalkMe Ltd.
Condensed Consolidated Balance Sheets
(in thousands; unaudited)

	June 30,	December 31,
	2022	2021
Assets

Current assets:

Cash and cash equivalents	$266,151	$276,889
Short-term deposits	51,764	65,478
Trade receivables, net	40,846	37,754
Deferred contract acquisition costs	22,761	20,405
Prepaid expenses and other current assets	7,857	7,954
Total current assets	389,379	408,480

Non-current assets:

Deferred contract acquisition costs	36,617	35,969
Other assets	553	987
Property and equipment, net	13,006	10,885
Goodwill and Intangible assets, net	1,965	3,296
Total non-current assets	52,141	51,137

Total assets	$441,520	$459,617

Liabilities, redeemable non-controlling interest and shareholders’ equity

Current liabilities:

Trade payables	$4,669	$6,592
Accrued expenses and other current liabilities	44,925	49,310
Deferred revenues	105,834	86,024
Total current liabilities	155,428	141,926

Long-term liabilities:

Deferred revenues	842	1,288
Other long-term liabilities	7,981	6,892
Total long-term liabilities	8,823	8,180
Total liabilities	164,251	150,106

Redeemable non-controlling interest	13,669	23,901
Shareholders’ equity:
Share capital and additional paid-in capital	650,660	610,193
Other comprehensive income (loss)	(1,467)	455
Accumulated deficit	(385,593)	(325,038)
Total shareholders’ equity	263,600	285,610
Total Liabilities, redeemable non-controlling interest and shareholders’ equity	$441,520	$459,617

WalkMe Ltd.
Condensed Consolidated Statements of Cash Flow
(in thousands; unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Cash flows from operating activities:
Net loss	$(31,159)	$(18,634)	$(60,904)	$(32,038)

Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	13,418	6,085	24,294	9,617
Depreciation, amortization and impairment	2,477	1,102	3,973	2,116
Interest on short-term and long-term deposits	52	(68)	(34)	(160)
Decrease (increase) in trade receivables, net	6,543	4,185	(3,194)	(9,611)
Decrease (increase) in prepaid expenses and other current assets and other non-current assets	3,257	(272)	(141)	(1,250)
Increase in deferred contract acquisition costs	(2,621)	(5,250)	(3,175)	(11,231)
Decrease in trade payables	(1,080)	(2,129)	(2,064)	(2,005)
Increase (decrease) in accrued expenses and other current liabilities	1,147	646	(7,954)	6,209
Increase (decrease) in deferred revenues	(2,495)	7,581	19,798	28,660
Increase in other long-term liabilities	436	569	1,089	626
Net cash used in operating activities	(10,025)	(6,185)	(28,312)	(9,067)

Cash flows from investing activities:

Purchase of property and equipment	(1,388)	(340)	(2,038)	(828)
Investment in short-term deposits	(16,500)	(15,000)	(43,500)	(15,000)
Proceeds from short-term deposits	42,000	36,285	57,257	37,287
Investment in restricted deposits	-	(296)	-	(1,298)
Proceeds from restricted deposits	295	296	295	296
Capitalization of software development costs	(813)	(911)	(2,185)	(1,622)
Net cash provided by investing activities	23,594	20,034	9,829	18,835

Cash flows from financing activities:

Proceeds from initial public offering, net of underwriting discounts and commissions and other issuance costs	-	266,936	-	266,885
Proceeds from exercise of options	1,106	431	1,798	1,153
Proceeds from employees share purchase plan	2,451	-	6,734	-
Issuance of preferred shares, net	-	-	-	10,000
Net cash provided by financing activities	3,557	267,367	8,532	278,038
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	(520)	16	(826)	(439)
Increase (decrease) in cash, cash equivalents and restricted cash	16,606	281,232	(10,777)	287,367
Cash, cash equivalents and restricted cash - Beginning of period	249,868	69,030	277,251	62,895
Cash, cash equivalents and restricted cash - End of period	$266,474	$350,262	$266,474	$350,262

WalkMe Ltd.
Reconciliation from GAAP to Non-GAAP Results
(in thousands, except share and per share data; unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Reconciliation of gross profit and gross margin
GAAP gross profit	$45,852	$35,609	$88,932	$67,494
Plus: Share-based compensation expense	960	279	1,811	456
Plus: Amortization of acquired intangibles	176	56	352	56
Non-GAAP gross profit	$46,988	$35,944	$91,095	$68,006
GAAP gross margin	76%	76%	76%	75%
Non-GAAP gross margin	78%	77%	78%	76%

Reconciliation of operating loss and operating margin
GAAP operating loss	$(31,231)	$(17,838)	$(60,873)	$(30,883)
Plus: Share-based compensation expense	13,418	6,085	24,294	9,617
Plus: Amortization and impairment of acquired intangibles	1,155	56	1,331	56
Non-GAAP operating loss	$(16,658)	$(11,697)	$(35,248)	$(21,210)
GAAP operating margin	(52)%	(38)%	(52)%	(35)%
Non-GAAP operating margin	(28)%	(25)%	(30)%	(24)%

Reconciliation of net loss
GAAP net loss attributable to WalkMe Ltd.	$(27,894)	$(22,546)	$(50,923)	$(46,520)
Plus: Share-based compensation expense	13,418	6,085	24,294	9,617
Plus: Amortization and impairment of acquired intangibles	1,155	56	1,331	56
Plus: Adjustment attributable to non-controlling interest	(3,174)	4,287	(9,632)	15,103
Non-GAAP net loss attributable to WalkMe Ltd.	$(16,495)	$(12,118)	$(34,930)	$(21,744)

Non-GAAP net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.19)	$(0.16)	$(0.41)	$(0.29)
Shares used in non-GAAP per share calculations:
GAAP weighted-average shares used to compute net loss per share, basic and diluted	84,727,799	24,960,581	84,348,046	19,509,660
Add:
Additional weighted average shares giving effect to exchange of convertible preferred shares at the beginning of the period	-	50,075,826	-	54,603,023
Non-GAAP weighted-average shares used to compute net loss per share, basic and diluted	84,727,799	75,036,407	84,348,046	74,112,683

WalkMe Ltd.
Reconciliation of GAAP Cash Flow from Operating Activities to Free Cash Flow
(in thousands; unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Net cash used in operating activities	$(10,025)	$(6,185)	$(28,312)	$(9,067)
Less: Purchases of property and equipment	(1,388)	(340)	(2,038)	(828)
Less: Capitalized software development costs	(813)	(911)	(2,185)	(1,622)
Free Cash Flow	$(12,226)	$(7,436)	$(32,535)	$(11,517)